SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ___________________

SCHEDULE TO (RULE 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
________________
THE CHILDREN’S PLACE RETAIL STORES, INC. (Name of Subject Company (Issuer) and Filing Person (offeror)) Options to Purchase Common Stock, $ 0.10 Par Value Per Share (Title of Class of Securities)
168905107
(CUSIP Number of Class of Securities) (Underlying Common Stock)
________________
Susan Riley Executive Vice President, Finance and Administration The Children’s Place Retail Stores, Inc. 915 Secaucus Road Secaucus, New Jersey 07094 (201) 558-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 Attn: Jeffrey S. Lowenthal, Esq. 212-806-5400
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee **
$4,883,936	$149.94

*              This amount assumes that options to purchase a total of 289,713 shares of common stock of The Children’s Place Retail Stores, Inc. will be accepted for amendment pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**            The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by The Children’s Place Retail Stores, Inc., a Delaware corporation (the “Company”) to amend outstanding “Eligible Options” (as defined in the Offer to Amend attached hereto as Exhibit (a)(1)(A)) held by eligible employees subject to taxation in the United States so they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. Pursuant to the Offer, eligible employees may elect to (i) have Eligible Options amended to increase their exercise prices per share to be equal to what the fair market value per share of the Company’s common stock was on the option’s deemed grant date and (ii) receive from the Company a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each unexercised option, less applicable tax withholding, all upon the terms and subject to the conditions set forth in the Offer to Amend. The Offer is currently set to expire at 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008, but may be extended (the “Expiration Date”).

The Offer is being made for compensatory purposes in order to minimize or avoid potentially material adverse personal tax consequences to eligible option holders. The Offer is being made in compliance with the Exemptive Order granted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on March 26, 2007 (which such Exemptive Order was issued in connection with relief requested by Chordiant Software, Inc.) and the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes, issued on March 21, 2001.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Amend, dated December 20, 2007 (as it may be amended or supplemented from time to time, the “Offer to Amend”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and address.

The name of the issuer is The Children’s Place Retail Stores, Inc. The address of its principal executive offices is 915 Secaucus Road, Secaucus, NJ 07094 and the telephone number at that address is (201) 558-2400.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of November 26, 2007, Eligible Options to purchase up to a total of 289,713 shares of the Company’s common stock were outstanding. The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet and Questions and Answers” and “The Offer” is incorporated herein by reference.

(c)	Trading market and price.

The information set forth in the Offer to Amend under “The Offer – Price range of common stock underlying the options” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and address.

The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in Schedule A to the Offer to Amend (“Information Concerning the Directors and Executive Officers of The Children’s Place Retail Stores, Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material terms.

The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet and Questions and Answers” and “The Offer” is incorporated herein by reference.

(b)	Purchases.

None of the members of the Company’s Board of Directors or its executive officers may participate in the Offer. The information set forth in the Offer to Amend under “The Offer – Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Agreements involving the subject company’s securities.

The information set forth in the Offer to Amend under “The Offer – Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Amend under “The Offer – Purpose of the Offer” is incorporated herein by reference.

(b)	Use of securities acquired.

The information set forth in the Offer to Amend under “The Offer – Acceptance of Eligible Options for amendment and promise to make cash payment” and “The Offer – Status of options amended by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Amend under “The Offer – Purpose of the Offer” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of funds.

The information set forth in the Offer to Amend under “The Offer – Source and amount of consideration; terms of amended Eligible Options” and “The Offer – Fees and expenses” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Amend under “The Offer – Conditions of the Offer” is incorporated herein by reference.

(c)	Borrowed funds.

Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities ownership.

The information set forth in the Offer to Amend under “The Offer – Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Amend under “The Offer – Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or recommendations.

Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial information.

The information set forth in the Offer to Amend under “The Offer – Information concerning the Children’s Place” and “The Offer – Additional information” is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended February 3, 2007 is incorporated herein by reference. Item 1 (“Financial Information”) of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarters ended May 5, 2007, August 4, 2007 and November 3, 2007 are incorporated herein by reference.

(b)	Pro forma information.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Amend under “The Offer – Interests of directors and officers; transactions and arrangements concerning the options” and “The Offer – Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other material information.

Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Exhibit Description
(a)(1)(A)	Offer to Amend Certain Outstanding Options, dated December 20, 2007
(a)(1)(B)	Announcement of Offer to Amend, dated December 20, 2007
(a)(1)(C)	Form of Acknowledgement of Receipt of Election Form
(a)(1)(D)	Form of Reminder of Expiration Date
(a)(1)(E)	Tender Offer At-a-Glance
(a)(1)(F)	Form of Election Form
(a)(1)(G)	Form of Promise to Make Cash Payment
(a)(1)(H)	Form of Amendment to Stock Option Certificate
(a)(1)(I)	Form of Confirmation of Final Election (Post-Expiration Date for Offer Participants)
(a)(1)(J)	Form of Confirmation of Final Election (Post-Expiration Date for Offer Non-Participants)
(d)(1)(A)

The Children’s Place Retail Stores, Inc. 1997 Stock Option Plan, as amended, is incorporated herein by reference from the Company’s Registration Statement on Form S-1 (No. 333-31535) filed on September 2, 1997

(d)(1)(B)	The Children’s Place Retail Stores, Inc. 2005 Equity Incentive Plan, as amended, is incorporated herein by reference from the Company’s Registration Statement on Form S-8 filed on June 22, 2006

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

The Children’s Place Retail Stores, Inc.
By: /s/ Susan Riley Executive Vice President, Finance and Administration
Date: December 20, 2007

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend Certain Outstanding Options, dated December 20, 2007
(a)(1)(B)	Announcement of Offer to Amend, dated December 20, 2007
(a)(1)(C)	Form of Acknowledgement of Receipt of Election Form
(a)(1)(D)	Form of Reminder of Expiration Date
(a)(1)(E)	Tender Offer At-a-Glance
(a)(1)(F)	Form of Election Form
(a)(1)(G)	Form of Promise to Make Cash Payment
(a)(1)(H)	Form of Amendment to Stock Option Certificate
(a)(1)(I)	Form of Confirmation of Final Election (Post-Expiration Date for Offer Participants)
(a)(1)(J)	Form of Confirmation of Final Election (Post-Expiration Date for Offer Non-Participants)
(d)(1)(A)

The Children’s Place Retail Stores, Inc. 1997 Stock Option Plan, as amended, is incorporated herein by reference from the Company’s Registration Statement on Form S-1 (No. 333-31535) filed on September 2, 1997

(d)(1)(B)	The Children’s Place Retail Stores, Inc. 2005 Equity Incentive Plan, as amended, is incorporated herein by reference from the Company’s Registration Statement on Form S-8 filed on June 22, 2006